Exhibit (b)(3)

                           SCUDDER MUTUAL FUNDS, INC.
                           --------------------------

     On September 20, 1991, the Board of Directors of Scudder Mutual Funds, Inc. amended Article II, Section 7 of the By-Laws of the Corporation to read as follows:

     Place and Manner of Meetings. Meetings of the Board may be held at any place that the Board of Directors may from time to time determine or that is specified in the notice of the meeting. Meetings of the Board can be held in conjunction with meetings of other investment companies having the same investment adviser or an affiliated investment adviser.

                                      -2-